

Livsn Designs, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

# TABLE OF CONTENTS





www.rnbcapitalcpas.com
954-399-1914

RNB CAPITAL
Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

# INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Livsn Designs, Inc. Management

We have reviewed the accompanying financial statements of Livsn Designs, Inc. (the Company) which comprise the balance sheets as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements:**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility:**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion:**
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Substantial Doubt About the Entity's Ability to Continue as a Going Concern:**
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter..

RNB Capital LLC

Tamarac, FL
September 15, 2025

3


**LIVSN DESIGNS, INC.**
**BALANCE SHEET**


| AS OF DECEMBER 31, | | 2024 | 2023 |
|---|---|---|---|
| **ASSETS** | | | |
| *Current Assets:* | | | |
| Cash and Cash Equivalents | $ | 263,315 | 1,214,135 |
| Accounts Receivable | | 65,917 | 90,608 |
| Inventory | | 1,491,995 | 644,569 |
| Prepaid Expenses | | 208,228 | 485,069 |
| Receivable from Related Party | | 11,616 | 14,188 |
| Other Current Asset | | 7,344 | 7,344 |
| *Total Current Assets* | | 2,048,415 | 2,455,913 |
| *Non-Current Assets:* | | | |
| Fixed Assets - Net | $ | 39,404 | 20,293 |
| Intangible Assets - Net | | 7,780 | - |
| Right of Use Asset | | 4,775 | 18,707 |
| *Total Non-Current Assets* | | 51,959 | 39,000 |
| **TOTAL ASSETS** | $ | 2,100,375 | 2,494,913 |
| | | | |
| **LIABILITIES AND EQUITY** | | | |
| *Current Liabilities:* | | | |
| Accounts Payable | $ | 177,828 | 150,217 |
| Accrued Expenses | | 33,538 | 21,223 |
| Deferred Revenue | | 40,104 | 18,026 |
| Lease Liability - Short Term | | 4,775 | 13,932 |
| Line of Credit | | 449,936 | 249,100 |
| *Total Current Liabilities* | $ | 706,181 | 452,497 |
| *Non-Current Liabilities:* | | | |
| Loan Payable | $ | 258,126 | - |
| Notes Payable - Related Party | | 76,510 | 163,007 |
| Lease Liability - Long Term | | 0 | 4,775 |
| *Total Non-Current Liabilities* | $ | 334,636 | 167,782 |
| *TOTAL LIABILITIES* | | 1,040,817 | 620,280 |
| **EQUITY** | | | |
| Common Stock | $ | 5,714 | 5,673 |
| Preferred Stock Series Seed | | 2,895 | 2,895 |
| Preferred Stock Series Seed 1 | | 4,901 | 4,838 |
| Preferred Stock Series Seed 2 | | 738 | 738 |
| Preferred Stock Series Seed 3 | | 802 | 802 |
| Additional Paid-In Capital | | 4,219,100 | 4,190,828 |
| APIC - Stock Options | | 4,407 | 3,066 |
| Accumulated Deficit | | (3,178,999) | (2,334,207) |
| *TOTAL EQUITY* | $ | 1,059,558 | 1,874,633 |
| **TOTAL LIABILITIES AND EQUITY** | $ | 2,100,375 | 2,494,913 |


See Accompanying Notes to these Unaudited Financial Statements


**LIVSN DESIGNS, INC.**
**STATEMENT OF OPERATIONS**

| YEAR ENDED DECEMBER 31, | | 2024 | 2023 |
|---|---|---|---|
| **Net Revenues** | $ | 2,019,173 | 1,900,980 |
| **Cost of Goods Sold** | | (881,111) | (898,351) |
| **Gross Profit** | $ | 1,138,062 | 1,002,629 |
| | | | |
| **Operating Expenses** | | | |
| Advertising and Marketing | $ | 652,146 | 543,411 |
| General and Administrative | | 591,301 | 549,752 |
| Payroll Expenses | | 585,600 | 407,004 |
| Research and Development | | 111,116 | 107,254 |
| Operating Lease Expense | | 14,400 | 14,400 |
| Depreciation Expense | | 13,024 | 7,196 |
| Amortization Expense | | 2,220 | - |
| **Total Operating Expenses** | | **1,969,807** | **1,629,017** |
| **Total Loss from Operations** | $ | **(831,745)** | **(626,388)** |
| **Other Income (Expense)** | | | |
| Interest Income | $ | 11,962 | 94 |
| Other Income | | 9,135 | 6,262 |
| Gain (Loss) on Sale of Asset | | - | (537) |
| Interest Expense | | (30,354) | (37,929) |
| Other Expenses | | (3,791) | (4,349) |
| **Total Other Income (Expense)** | | **(13,047)** | **(36,458)** |
| **Net Income (Loss)** | $ | **(844,792)** | **(662,846)** |

See Accompanying Notes to these Unaudited Financial Statements

# LIVSN DESIGNS, INC.
## STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

| | Common Stock | | Preferred Stock Series Seed | | | APIC - Stock | Retained Earnings | Total Shareholders |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | # of Shares | $ Amount | # of Shares | $ Amount | APIC | Options | (Deficit) | ' Equity |
| Beginning balance at 12/31/22 | 5,420,990 | 5,421 | 2,895,072 | 2,895 | 1,754,325 | 2,195 | (1,671,361) | 93,475 |
| Issuance of Common Stock | 251,573 | 252 | - | - | 2,829 | - | - | 3,081 |
| Issuance of Preferred Stock Series Seed 1 | - | - | 4,838,016 | 4,838 | - | - | - | 4,838 |
| Issuance of Preferred Stock Series Seed 2 | - | - | 738,423 | 738 | | - | - | 738 |
| Issuance of Preferred Stock Series Seed 3 | - | - | 801,624 | 802 | | - | - | 802 |
| Additional Paid-In Capital | - | - | - | - | 2,433,674 | - | - | 2,433,674 |
| Granted Stock Options | - | - | - | - | - | 871 | - | 871 |
| Net income (loss) | - | - | - | - | - | - | (662,846) | (662,846) |
| Ending balance at 12/31/23 | 5,672,563 | 5,673 | 9,273,135 | 9,273 | 4,190,828 | 3,066 | (2,334,207) | 1,874,633 |
| Issuance of Common Stock | 41,806 | 42 | - | - | 3,333 | - | - | 3,375 |
| Issuance of Preferred Stock Series Seed 1 | - | - | 62,636 | 63 | 24,939 | - | - | 25,001 |
| Granted Stock Options | - | - | - | - | - | 1,341 | - | 1,341 |
| Net income (loss) | - | - | - | - | - | - | (844,792) | (844,792) |
| Ending balance at 12/31/24 | 5,714,369 | 5,714 | 9,335,771 | 9,336 | 4,219,100 | 4,407 | (3,178,999) | 1,059,558 |

See Accompanying Notes to these Unaudited Financial Statements

**LIVSN DESIGNS, INC.**
**STATEMENT OF CASH FLOWS**

| YEAR ENDED DECEMBER 31, | | 2024 | 2023 |
|---|---|---|---|
| **OPERATING ACTIVITIES** | | | |
| Net Income (Loss) | $ | (844,792) | (662,846) |
| Adjustments to reconcile Net Income to Net Cash | | | |
| provided by operations: | | | |
| Depreciation Expense | | 13,024 | 7,196 |
| Amortization Expense | | 2,220 | - |
| Gain (Loss) on Sale of Asset | | - | 537 |
| Accounts Receivable | | 24,691 | (42,849) |
| Inventory | | (847,426) | (427,282) |
| Prepaid Expenses | | 276,841 | (368,136) |
| Right of Use Asset | | 13,932 | 13,361 |
| Receivable from Related Party | | 2,572 | 1,929 |
| Accounts Payable | | 27,611 | 94,024 |
| Accrued Expenses | | 12,315 | 666 |
| Deferred Revenue | | 22,079 | 4,091 |
| Lease Liability | | (13,932) | (13,361) |
| *Total Adjustments to reconcile Net Income to Net* | | | |
| *Cash provided by operations:* | | (466,073) | (729,823) |
| *Net Cash provided by (used in) Operating Activities* | $ | (1,310,866) | (1,392,669) |
| **INVESTING ACTIVITIES** | | | |
| Acquisition of Fixed Assets | $ | (32,136) | - |
| Proceeds from Sale of Fixed Asset | | - | 1,100 |
| Acquisition of IP License | | (10,000) | - |
| *Net Cash provided by (used in) Investing Activities* | $ | (42,136) | 1,100 |
| **FINANCING ACTIVITIES** | | | |
| Line of Credit | $ | 200,836 | 122,634 |
| Loan Payable | | 258,126 | (113,988) |
| Notes Payable - Related Party | | (86,497) | 7,934 |
| Common Stock | | 42 | 252 |
| Preferred Stock Series Seed 1 | | 63 | 4,838 |
| Preferred Stock Series Seed 2 | | - | 738 |
| Preferred Stock Series Seed 3 | | - | 802 |
| Additional Paid-In Capital | | 28,272 | 2,436,503 |
| APIC - Stock Options | | 1,341 | 871 |
| *Net Cash provided by (used in) Financing Activities* | $ | 402,181 | 2,460,583 |
| Cash at the beginning of period | | 1,214,135 | 145,121 |
| Net Cash increase (decrease) for period | $ | (950,820) | 1,069,014 |
| Cash at end of period | $ | 263,315 | 1,214,135 |

See Accompanying Notes to these Unaudited Financial Statements

Livsn Designs, Inc.
Notes to the Unaudited Financial Statements
December 31$^{st}$, 2024 and December 31, 2023

_____

## NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Livsn Designs, Inc. ("the Company") was incorporated in Delaware on January 14$^{th}$, 2019. The Company designs, develops, and manufactures its products through third-party factories, primarily located in Vietnam. Revenue is generated through direct-to-consumer online sales, wholesale sales to retail partners across the United States, and sales from the Company's own retail store. The Company is headquartered in Bentonville, Arkansas. The Company's customers are located in the United States.

The company will be conducting a crowdfunding campaign in 2025 to raise funds for operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

The Company relies on two factories for most of its product manufacturing. To reduce this risk, management is working to add more suppliers and expand production options.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months.  Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the past two years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of

Livsn Designs, Inc.
Notes to the Unaudited Financial Statements
December 31$^{st}$, 2024 and December 31, 2023

_____

contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1:  Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents.  The Company had $263,315 and $1,214,135 in cash and cash equivalents as of December 31, 2024 and December 31, 2023, respectively.

Accounts Receivable

Accounts receivable are recognized at the original invoice amount and are stated at net realizable value, which is the amount expected to be collected after deducting an allowance for doubtful accounts. The allowance for doubtful accounts is established through a provision for bad debts charged to expense. Management considers the following factors when estimating the allowance: historical collection experience, the age of receivables, specific information about individual customers' financial condition, and existing economic and industry conditions. As of December 31, 2024 and 2023, the Company determined that an allowance for doubtful accounts was not necessary.

Livsn Designs, Inc.
Notes to the Unaudited Financial Statements
December 31$^{st}$, 2024 and December 31, 2023

_____

Inventory

Inventory consisted primarily of raw materials, work-in-process and finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2024 and December 31, 2023 amounted to $1,491,995 and $ 644,569, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

| Property Type | Useful Life in Years | 2024 | 2023 |
|---|---|---|---|
| Equipment | 5 | 2,500 | 2,500 |
| Vehicles | 5 | 65,299 | 33,164 |
| Less Accumulated Depreciation | | (28,395) | (15,371) |
| **Totals** | | **39,404** | **20,293** |

Intangible Asset

The Company entered into a licensing agreement with Gnara Inc. on February 2, 2024. The related intangible asset represents the $10,000 knowledge transfer fee paid under this agreement to obtain rights to use certain intellectual property, including patents, trademarks, and related know-how, in connection with the manufacture and sale of the Company's products. The agreement also provides access to certain marketing services and brand usage rights.

Intangible assets are recorded at cost and are amortized on a straight-line basis over their estimated useful lives. The licensing agreement has a contractual term of three years from May 1, 2024. Management reviews

Livsn Designs, Inc.
Notes to the Unaudited Financial Statements
December 31$^{st}$, 2024 and December 31, 2023

_____

intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

## Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue from three primary channels: Wholesale Sales, DTC (online) sales, and DTC (owned retail store) sales. Payments are generally collected at the time of sale, except for wholesale sales, which are sold on net terms, typically net 30 to net 60 days. The Company's primary performance obligation is the delivery of durable, purpose-built outdoor apparel that is versatile in use, aligns with the brand's mission of quality and longevity, and fulfills the customer's expectations for function and sustainability. The company has deferred revenue of $40,104 and $18,026 for the years ended 2024 and 2023 respectively for customer prepayments for which performance obligations remain outstanding.

## Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

## General and Administrative

General and administrative expenses consist of fulfillment expenses, shipping, dues & subscriptions,legal and professional fees, merchant processor fees, travel, utilities and other miscellaneous expenses.

## Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been

Livsn Designs, Inc.
Notes to the Unaudited Financial Statements
December 31$^{st}$, 2024 and December 31, 2023

_____

reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

| | Total Options | Weighted Average Exercise Price |
|---|---|---|
| Total options outstanding, January 1, 2023 | 541,336 | 0.01 |
| Granted | 282,196 | 0.04 |
| Exercised | (235,895) | 0.01 |
| Total options outstanding, December 31, 2023 | 587,637 | 0.02 |
| Granted | 305,072 | 0.04 |
| Exercised | (57,484) | 0.04 |
| Total options outstanding, December 31, 2024 | 835,225 | 0.03 |
| | | |
| Options exercisable, December 31, 2024 | 439,980 | 0.03 |

| | Nonvested Shares | Weighted Average Fair Value |
|---|---|---|
| Nonvested shares, January 1, 2023 | 269,775 | 0.02 |
| Granted | 282,196 | 0.02 |
| Vested | (273,961) | 0.02 |
| Nonvested shares, December 31, 2023 | 278,010 | 0.02 |
| Granted | 305,072 | 0.02 |
| Vested | (187,837) | 0.02 |
| Nonvested shares, December 31, 2024 | 395,245 | 0.02 |

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

The Company is subject to federal and applicable state income taxes. For the period ended December 31, 2024 the Company filed an extension for its tax return. Management intends to comply with all applicable tax filing requirements. Any penalties or interest that may arise from the late filing will be recognized when assessed or estimable. No provision for income taxes has been recorded in the accompanying financial statements, as management has not yet completed the determination of any income tax liability for the period.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those

Livsn Designs, Inc.
Notes to the Unaudited Financial Statements
December 31$^{st}$, 2024 and December 31, 2023

_____

issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As of 2024 and 2023, the Company had outstanding receivables from its Founder and President, Andrew Gibbs-Dabney, amounting to $11,616 and $14,188, respectively. The funds are collected on a monthly basis and are non-interest bearing.

On April 6, 2022, the Company entered into a promissory note agreement with Ramsay Ball, a shareholder who holds a 1% ownership interest and serves as a crowdfunding representative. The note is for a principal amount of $150,000 and bears interest at 5.0%. Further details are provided in Note 5.

## NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Operating Lease

The Company is required to follow the guidance of Accounting Standards Codification 842 ("ASC 842"), Leases. On January 1, 2022, the Company entered into a lease agreement with SE8 1019 LLC for Office Space. In the absence of a formal lease agreement, management determined it appropriate to capitalize the lease and recognize a right-of-use asset in accordance with ASC 842, consistent with the substance of the arrangement. The term and duration of the lease was for a period of forty (40) months commencing on January 1, 2022 and ending on April 30, 2025, after which the management expects a new lease to commence.

Shown below is the Company's lease liabilities as of December 31, 2024:

|  | Year Ending 2024-12 |
|---|---|
| **Lease expense** | |
| Operating lease expense | 14,400 |
| **Total** | 14,400 |
| **Other Information** | |
| Operating cash flows from operating leases | 14,400 |
| Weighted-average remaining lease term in years for operating leases | 0.33 |
| Weighted-average discount rate for operating leases | 4.19% |
| **Maturity Analysis** | **Operating** |
| 2025-12 | 4,800 |
| Total undiscounted cash flows | 4,800 |
| Less: present value discount | (24.99) |
| Total lease liabilities | 4,775 |

## NOTE 5 – LIABILITIES AND DEBT

**Line of Credit** – On October 29, 2021, the Company entered into a revolving line of credit agreement providing for maximum borrowings of up to $450,000. The line of credit bears interest at a variable rate, initially at 9.0% per annum. The debt has been absolutely and unconditionally guaranteed by Andrew Gibbs-Dabney, Founder and Chief Executive Officer, and Jeffrey David Starling, Investor, who have guaranteed full payment and performance, allowing the lender to enforce the guarantee without first exhausting other remedies. The agreement matures on September 16, 2025. The outstanding balance of the credit was $449,936 and $249,100 as of December 31, 2024 and 2023, respectively.

**Loan Payable** - On December 16, 2024, the Company entered into a merchant loan agreement in the amount of $245,000. Repayments are based on 22% of daily sales over an 18-month term. The loan is secured by a continuing security interest in all of the Company's assets, excluding real estate. The outstanding balance of the loan was $258,126 as of December 31, 2024.

**Notes Payable – Related Party** – On April 6, 2022, the Company entered into a promissory note agreement with a related party, Ramsay Ball, a shareholder and crowdfunding representative, in the principal amount of $150,000 bearing interest at 5.0%. The note was originally scheduled to mature within one year from the agreement date; however, pursuant to a mutual amendment, the maturity date was extended to June 15, 2026. Under the amendment, principal payments have been deferred, with interest-only payments being made.

_____

Effective April 1, 2024, the interest rate was increased to 8.0%. The outstanding balance of the loan was $76,510 and $163,007 as of December 31, 2024 and 2023, respectively.

*Debt Summary*

| Debt Instrument Name | Principal Amount | Interest Rate | Maturity Date | For the Year Ended December 2024 | | | For the Year Ended December 2023 | | |
|---|---|---|---|---|---|---|---|---|---|
| | | | | Current Portion | Non-Current Portion | Total Debt | Current Portion | Non-Current Portion | Total Debt |
| Line of Credit | 450,000 | 9% | 2025 | 449,935 | - | 449,935 | 249,100 | - | 249,100 |
| Loan Payable | 245,000 | - | 2026 | - | 258,126 | 258,126 | - | - | - |
| Notes Payable – Related Party | 150,000 | 5%-8% | 2026 | - | 76,510 | 76,510 | - | 163,007 | 163,007 |
| Total | | | | 449,935 | 334,636 | 784,571 | 249,100 | 163,007 | 412,107 |

Debt Principal Maturities
Subsequent to 2024

| Year | Amount |
|---|---|
| 2025 | 449,935 |
| 2026 | 334,636 |

## NOTE 6 – EQUITY

The Company has authorized 20,671,000 of common shares with a par value of $0.001 per share. 5,714,369 and 5,672,563 shares were issued and outstanding as of 2024 and 2023.

**Voting**: Common stockholders are entitled to one vote per share.

**Dividends**: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Valuation of Common Stock:
The Company obtained independent valuations of its equity securities as of March 31, 2024 and March 31, 2023. The valuations concluded estimated enterprise values of $5,000,000 and $2,860,000, respectively. The estimated fair value of common equity was $406,512 and $427,319, respectively, with per-share values of $0.04 for common stock and $0.02 for common stock options for both periods.

The Company has authorized 10,698,819 of preferred shares with a par value of $0.01 per share, of which 2,895,072 shares are designated as Series Seed Preferred Stock, 6,263,700 shares are designated as Series Seed-1 Preferred Stock, 738,423 shares are designated as Series Seed-2 Preferred Stock, and 801,624 shares are designated as Series Seed-3 Preferred Stock. As of December 31, 2024, there were 2,895,072 Preferred Stock Seed, 4,900,652 of Preferred Stock Seed 1, 738,423 of Preferred Stock Seed 2, and 801,624 of Preferred Stock Seed 3.

Livsn Designs, Inc.
Notes to the Unaudited Financial Statements
December 31$^{st}$, 2024 and December 31, 2023

_____

**Voting**: Each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

**Dividends**: From and after the date of the issuance of any shares of Designated Preferred Stock, dividends at the rate per annum of $0.03193 per share in the case of Series Seed-1 Preferred Stock, $0.02714 per share in the case of Series Seed-2 Preferred Stock and $0.02554 per share in the case of Series Seed-3 Preferred Stock shall accrue on such shares of Designated Preferred Stock. As of December 31, 2024 cumulative undeclared dividends on the Designated Preferred Stock totaled $391,984. In accordance with the terms of the Preferred Stock, dividends accrue at specified annual rates per share, but no dividends have been declared or paid as of the balance sheet date. These cumulative undeclared dividends are not recognized as liabilities in the accompanying balance sheet, but will be payable prior to or in conjunction with any future declaration of dividends or liquidation event, in accordance with the certificate of incorporation and applicable stock agreements.

**Conversion**: Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock.

**Liquidation preference**: In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Designated Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event, the holders of shares of Designated Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Series Seed Preferred Stock or Common Stock by reason of their ownership thereof.

## NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 15, 2025, the date these financial statements were available to be issued.

Through July 2025, the Company entered into seven (7) secured convertible promissory notes with investors in the aggregate principal amount of $235,000. The notes bear interest at 15% per annum, mature on April 30, 2027, and are secured by a continuing security interest in all assets of the Company. The notes will automatically convert into equity upon a qualified financing of at least $1,000,000, at a conversion price equal to the lower of the price paid by new investors or a price based on a $7,250,000 valuation cap.